July 29, 2010
VIA ELECTRONIC TRANSMISSION
AND COURIER
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Re: Western Liberty Bancorp
Post-Effective Amendment No. 1 to
     Registration Statement on Form S-4
Filed July 2, 2010
File No. 333-164790
Dear Mr. Clampitt:
     Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”) of Western Liberty Bancorp, a Delaware corporation (the “Company”), in your letter dated July 21, 2010.
     We are writing to respond to the comments and to indicate the changes that have been made in Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”), which is being filed today with the Staff. Four clean copies and four marked courtesy copies of Amendment No. 2 are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 1 on July 2, 2010.
     Please note that this letter does not address any of the Staff’s comments to the extent they relate to the quarter ended June 30, 2010. We do, however, anticipate filing a subsequent amendment to the Registration Statement on Form S-4 that includes financial information with respect to the quarter ended June 30, 2010 as soon as possible following the completion of the review by Service1st Bank’s independent auditors of Service1st Bank’s financial results with respect to such quarter.
     For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses.
Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Prospectus Cover Page
1.	Revise the second paragraph of the prospectus cover page to re-characterize the exchange on an individual basis. That is, discuss the exchange on a per share basis. In this regard, the paragraph should disclose that the “the number of shares to be received in the exchange is not fixed and cannot be determined at this time. In addition, the value of the shares to be received will depend not only on the number of shares that may be received but also on the market price of Western Liberty’s OTCBB quoted price. Finally, the receipt of the shares to be received in the exchange will not occur until after regulatory approvals have been received. Management expects the exchange to occur during the third quarter of 2010. Please see the section under ‘Summary’ that provides more details relating to the exchange pricing and valuation.”
     The Company has revised the disclosure on the prospectus cover page to Amendment No. 2 to address the Staff’s comment.
2.	Please revise to disclose, if accurate, that there could be a significant lapse of time between the time Service1st shareholders vote on the transaction and closing. Please also add a risk factor that adequately addresses this risk.
     The Company has added disclosure on the prospectus cover page as well as on page 17 to Amendment No. 2 to the section entitled “Risk Factors” to address the Staff’s comment.
3.	Please revise the prospectus cover page to disclose the bid information for Western Liberty’s common stock as of the most recent practicable date.
     The Company has revised the disclosure on the prospectus cover page to Amendment No. 2 to address the Staff’s comment.
Summary, page 1
4.	Please revise the summary to add a subsection for “Pricing and Valuation” and add a table to provide various illustrations of the potential values to be received for each share. The table should begin with Actual Base Consideration at March 31, 2010 and June 30, 2010, with a footnote explaining the assumptions (i.e., less $1 million and less estimated transaction expenses of $___). The footnote should also disclose that the Base Consideration is not subject to any floor or cap and will be calculated as of the close of business on the last day of the calendar month immediately before the calendar month in which final regulatory approvals are obtained. The second column should contain the actual or minimum share price; the third column, the number of shares to be received with a footnote explaining the floor of $8.00 and a cap of $9.36; and the fourth column, the actual market value as of those dates. In addition, add a footnote to disclose the number of options and warrants that would be issued.
     The Company has added disclosure on page 4 to Amendment No. 2 to the section entitled “Summary” to address the Staff’s comment. Please note, however, that the table does not address the Staff’s comment to provide values at June 30, 2010. The Company will provide such values in a subsequent amendment to the Registration Statement on Form S-4, which, as discussed above, the Company anticipates filing as soon as possible following the completion of the review by Service1st Bank’s independent auditors of Service1st Bank’s financial results with respect to the quarter ended June 30, 2010.

5.	Revise the summary to add a subsection for “Benefits to Certain Service1st Officers and Directors” and disclose the number of options and warrants held, the number vested, whether unvested options will be accelerated in the exchange and the aggregate value of the options and warrants (current market value less strike prices). In addition, disclose if any members of Service1st will become directors and the compensation arrangements for directors. Also, disclose the material terms of the employment agreements. Finally, disclose any other benefits to these persons.
     The Company has added disclosure on page 5 to Amendment No. 2 to the section entitled “Summary” to address the Staff’s comment.
Risk Factors, page 7
General
6.	We note that at the time Service1st shareholders vote on the transaction, they will not know the number of shares to be received in exchange for their shares or the value to be received. Please add a risk factor that adequately addresses this risk.
     The Company has added disclosure on page 16 to Amendment No. 2 to the section entitled “Risk Factors” to address the Staff’s comment.
The Acquisition
Approval of the Merger Agreement, page 39
7.	With respect to the opinion provided by Keefe, Bruyette & Woods to the Service1st board of directors, please provide the information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4. Please also file the opinion as an exhibit to the registration statement or as part of the prospectus. Refer to Item 21(c) of Form S-4.
Service1st acknowledges the Staff’s comment and respectfully submit that the opinion of Keefe, Bruyette & Woods (“KBW”) to the Service1st board of directors need not be filed as an exhibit to the registration statement or as part of the prospectus and that the related disclosure requirements under Item 1015(b) of Regulation M-A are not applicable. The target, Service1st, is a privately held bank that is not subject to the proxy solicitation rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. It is separately seeking the consent of its stockholders for approval of the transaction and is disseminating a proxy statement to its stockholders for this purpose. A copy of the KBW opinion letter will be attached to the Service1st proxy statement. Service1st further notes that there is no proxy statement of any kind included in the amended S-4 as Western Liberty Bancorp is not soliciting any votes of its stockholders in connection with the proposed acquisition. Accordingly, Service1st believes that inclusion of the KBW opinion in Service1st’s proxy statement is the appropriate method of communicating this information to Service1st’s stockholders. In this regard, Service1st notes that the Staff did not require inclusion of the KBW opinion letter and related disclosures under Regulation M-A in the original registration statement, which was declared effective on February 25, 2010.
Signatures, page II-9
8.	It does not appear that the registration statement has been signed by the registrant’s principal financial officer or by its controller or principal accounting officer. Please revise the next amendment to include all required signatures. Refer to Instruction 1 of the Signatures portion of Form S-4.
     The Company has revised the disclosure on the signature page to Amendment No. 2 to address the Staff’s comment.
     Please contact me at (212) 969-3492 with any questions.

Very truly yours,
/s/ Frank J. Lopez, Esq.
Frank J. Lopez, Esq.

cc:	Jason N. Ader (Western Liberty Bancorp)
Daniel Silvers (Western Liberty Bancorp)
George Rosenbaum (Western Liberty Bancorp)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Andrew R. Shapiro, Esq. (Proskauer Rose LLP)